February 16, 2006

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
701 First St. NE
Washington, D.C. 20549

Re:	Comment Letter Dated February 2, 2006 MTS Systems Corporation Form 10-K for the fiscal year ended October 1, 2005 Form 8-K filed January 26, 2006 File No. 0-02382

Dear Ms. Crane:

As requested, we are providing the following information in connection with your letter dated February 2, 2006:

Form 10-K for the period ending October 1, 2005

Item 7. Management’s Discussion and Analysis, page 13

Restructuring and Other Charges, page 23

1.

Please expand MD&A in future filings to make quantified disclosure about anticipated and actual cost savings derived from your restructuring efforts during the periods presented. Your disclosures should fully conform to the guidance set forth in the Question under “Disclosures” to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

Management has reviewed the guidance related to restructuring activity as set forth in the Question under “Disclosures” to SAB Topic 5-P and will ensure that future filings contain quantified disclosure regarding the actual and anticipated reduction in revenue and expense derived from the Company’s restructuring activity for the periods presented.

Cash Flow Statement, page F-7

2.

We note that you present net cash flows provided by discontinued operations separately on the face of your cash flow statement. In future filings, please revise to present cash flows for discontinued operations in accordance with footnote 10 of SFAS 95. Accordingly, all cash flows must be reported as an operating, investing, or financing activity.

In future filings, the Company will report cash flows from discontinued operations separately on the face of the cash flow statement within the appropriate operating, investing, and/or financing sections of the statement.

Notes to Financial Statements. page F-8

Note 3. Business Segment Information, page F-l8

3.

If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) FAS 131.

Management has reviewed the requirements of paragraph 38(a) in FAS 131 and believes the referenced note included in the Form 10-K for the period ended October 1, 2005 complies with these requirements. Note 3 as filed quantifies revenue from external customers attributable to the Company’s country of domicile (the United States) as well as revenue from external customers attributable to all foreign countries from which the enterprise derives revenue. The note indicates that no country other than the United States and Japan had material revenues in relation to the Company’s total revenue, and the amounts of current and prior period revenue for the United States and Japan are disclosed separately. The note also indicates that customer location is the basis for attributing revenue from external customers to individual countries.

As FAS 131 does not define a quantitative materiality threshold for this disclosure, the Company has historically applied an internally defined materiality threshold of 15% in determining whether revenue attributable to any individual country is material. However, the Company does derive a significant amount of revenue from outside the U.S.; therefore, to better comply with the spirit of the requirement, the Company will lower its materiality threshold to 10% beginning in fiscal year 2006. The 10% threshold will be incorporated as the materiality threshold for the geographic evaluation included in the business segment information footnote beginning with the Form 10-K for fiscal year 2006.

Note 8. Restructuring and Other Charges, page F-25

4.

In future filings, please expand the roll-forward to present exit cost liabilities pursuant to SFAS 146, paragraph 20. The roll-forward must present, by type of cost accrued (such as severance, contract termination. etc.), the beginning and ending balances of the liability, payments, and other changes in the liability, if any. Other changes must be thoroughly described. Note that disclosures must be retained until the exit plan is completed.

In future filings, the Company will expand the roll-forward schedule presented within Note 8 to include the detail of the type of cost accrued. The Company proposes to revise the roll-forward schedule as set forth below. If you agree that this revised presentation satisfactorily addresses your comments, the Company will utilize this format beginning with its Form 10-Q for the fiscal quarter ended April 1, 2006.

Restructuring and Other Charges

	Severance Charges	Contract Termination Costs	Total

(expressed in thousands)

Balances at September 28, 2002	$21	$—	$21

Provision	—	—	—

Write-Off / Payments	(21)	—	(21)

Reclass/Other	—	—	—

Balances at September 27, 2003	—	—	—

Provision	—	—	—

Write-Off / Payments	—	—	—

Reclass/Other	—	—	—

Balances at October 2, 2004	—	—	—

Provision	1,267	52	1,319

Write-Off / Payments	—	—	—

Reclass/Other	—	—	—

Balances at October 1, 2005	$1,267	$52	$1,319

Form 8-K dated January 26, 2006

5.

We note the non-GAAP information included in the press release furnished in the Form 8-K dated January 26. 2006. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the FAQ. For example, the disclosure does not explain:

• the substantive reasons why management believes the non-GAAP measure provides usefulinformation to investors;

• the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
• the economic substance behind management’s decision to use the measure; and
• the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

As each of the non-GAAP measures excludes an item that is considered recurring in nature you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when the item is excluded. See Question 8 of the June 13, 2003 FAQs. Confirm that you will revise your Forms 8-K in future periods and provide us with a sample of your proposed disclosure.

Please note that the Form 8-K date references above have been modified to correctly reflect the actual filing date of January 26, 2006, as discussed with Dennis Hult on February 16, 2006.

In future Forms 8-K wherein the Company is furnishing an earnings release that contains non-GAAP financial measures, the Company will include disclosure addressing the points in Question 8 of the referenced FAQ within Item 2.02 of the Form 8-K being filed.

The Company’s first quarter fiscal 2006 earnings release was furnished in the Form 8-K filed January 26, 2006. This earnings release contained information on the impact of stock-based compensation expense as it impacted relevant income statement line items. The Company included this information in the earnings release due to the first quarter fiscal 2006 adoption of FAS 123(R). Because the Company adopted FAS 123(R) prospectively, fiscal 2006 results of operations are not comparable to those for fiscal 2005 and prior periods, since the Company has not historically expensed stock-based compensation. As this expense will become a recurring expense in future years, and therefore comparison of future year periods to the prior year will consistently reflect the expensing of stock-based compensation, the Company’s current intent is to include non-GAAP information relative to results of operations excluding stock-based compensation expense in earnings releases only for the remainder of its fiscal year 2006. As such, the Company proposes to revise Item 2.02 within the related Form 8-K filings containing these earnings releases as indicated below, using the Form 8-K filed on January 26, 2006 as an example:

Item 2.02. Results of Operations and Financial Condition

On January 25, 2006, the Company issued a press release regarding the Company’s results of operations for the first quarter of fiscal 2006. The full text of the press release is furnished as Exhibit 99.1 to this Form 8-K.

The furnished press release contains financial measures that are not presented in accordance with generally accepted accounting principles (GAAP), including “earnings per share before stock compensation expense” as well as amounts included in Exhibit A to the release, which contains a reconciliation of financial results before and after the impact of stock compensation expense. These non-GAAP financial measures and management’s rationale for their use are discussed further below.

The measures “gross profit before stock compensation expense,” “selling expense before stock compensation expense,” “general and administrative expense before stock compensation expense,” “research and development expense before stock compensation expense,” “income from operations before stock compensation expense,” “net income before stock compensation expense,” and “earnings per share before stock compensation expense” are not measures of financial performance presented in accordance with GAAP. The first quarter fiscal year 2006 amounts for these measures exclude the impact of the adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R), “Accounting for Share-Based Payment,” which resulted in the income statement recognition of non-cash, equity-based stock compensation expense. Because the Company adopted SFAS 123(R) prospectively in the first quarter of fiscal year 2006, management uses each of these non-GAAP measures to measure the results of the Company’s operations before the effects of the newly required expensing of stock compensation.

Management views all of these non-GAAP financial measures as valuable performance indicators because they allow management to meaningfully compare financial results (gross profit, selling expense, general and administrative expense, research and development expense, income from operations, net income, and earnings per share) for the first quarter of fiscal 2006 to the respective financial results for the first quarter of fiscal 2005, in which the Company was not required to and did not record stock-based compensation expense in the income statement. While these non-GAAP financial measures are not used to compute incentive compensation or for any other substantive economic purpose, this comparison does provide management with a meaningful and consistent comparison of ongoing business performance between fiscal years 2006 and 2005.

Management believes these measures may be useful to an investor in evaluating the Company’s operating performance because they help investors more meaningfully evaluate and compare the current period financial results (gross profit, selling expense, general and administrative expense, research and development expense, income from operations, net income, and earnings per share) to the respective financial results for the prior fiscal year, since the Company adopted SFAS 123(R) prospectively and did not restate prior periods. Management also believes these measures may provide useful information to enable investors to better compare the Company’s operating performance with the operating performance of its peer companies that have not yet adopted SFAS 123(R).

Management does not believe there are any material limitations to the use of any of the above non-GAAP financial measures when used to compare current fiscal period financial results to those of the prior year fiscal period and therefore does not believe it is necessary to compensate for their use in any way. Further, management will continue to assess the Company’s performance and review its financial results in relation to budgeted or planned results from multiple perspectives, including before and after the effects of stock compensation expense.

These non-GAAP measures should be considered in addition to, not as a substitute for, other measures of the Company’s results of operations prepared in accordance with GAAP. These non-GAAP measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. A reconciliation of gross profit before stock compensation expense, selling expense before stock compensation expense, general and administrative expense before stock compensation expense, research and development expense before stock compensation expense, income from operations before stock compensation expense, net income before stock compensation expense, and earnings per share before stock compensation expense to gross profit, selling expense, general and administrative expense, research and development expense, income from operations, net income, and earnings per share, respectively, which are the nearest GAAP measures, is included in Exhibit A to the press release furnished in this Form 8-K.

The Company hereby acknowledges that its management is responsible for the adequacy and accuracy of its disclosure in SEC filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Lynn Blake, Corporate Controller, at (952) 937-4020, or myself at (952) 937-4005.

Sincerely,

/s/ Susan E. Knight

Susan E. Knight
Vice President and Chief Financial Officer